Filed by Prologium Holding Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Translational Development Acquisition Corp.

Commission File No.: 001-42451

Date: September 24, 2026

On September 24, 2026, ProLogium published the following press release:

Mercedes-Benz and ProLogium have entered into a joint testing agreement, including a preliminary technology evaluation of ProLogium’s latest Gen4 Superfluidized All Inorganic Solid State Battery Cell Technology

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Mercedes-Benz continues to drive solid-state battery technology, and has secured priority access to ProLogium’s latest Gen4 Superfluidized Inorganic Next-Generation Lithium Ceramic Battery (Gen 4 battery) cells.

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ProLogium’s Gen4 battery technology highlights an innovative next generation battery technology approach with balanced and promising characteristics, such as high energy density, cell safety and high rate capability.

•	This testing scheme builds upon the nearly 10-year partnership between the two companies that has included Mercedes-Benz’s investing in ProLogium and joint technical development agreements.

TAIPEI, Taiwan, Sept. 24, 2026 (GLOBE NEWSWIRE) — Mercedes-Benz AG and ProLogium Holding Inc. have signed a joint testing agreement, giving Mercedes-Benz priority access to test ProLogium’s latest Gen4 battery cells and further building on the companies’ nearly ten-year partnership in advancing next-generation battery technologies for mobility.

Under the agreement, ProLogium’s Gen4 battery technology will undergo extensive electrical, thermal and safety testing at Mercedes-Benz’s dedicated facilities and specialized external testing institutes. The results will help assess the technology’s suitability for potential use in future vehicles.

The Gen4 battery platform aims to combine five core advantages: intrinsic safety, high performance, high energy density, scalable manufacturing and competitive cost structure. Its safety architecture integrates a non-flammable inorganic electrolyte, ceramic separator technology and ProLogium’s proprietary active safety mechanism, while supporting fast charging, high power output and good low-temperature performance.

Vincent Yang, Founder and CEO of ProLogium, said: “Over nearly a decade, our collaboration with Mercedes-Benz has evolved from early cell development and validation to testing our latest Gen4 technology for future vehicle applications. For next-generation batteries, true value comes from turning years of innovation into scalable manufacturing and commercially viable products. With Mercedes-Benz’s early investment and support for our European expansion, together with the strong support of the French government and the European Union, we are advancing toward large-scale production in Europe and building a manufacturing footprint to serve global markets.”

“At Mercedes-Benz, we are committed to shaping the future of electric mobility through technological leadership and innovation. Our long-standing partnership with ProLogium is a strong example of how we bring the best expertise together to advance next-generation battery technologies. By combining ProLogium’s pioneering solid-state battery approach with Mercedes-Benz’s deep battery development, testing and integration capabilities, we are taking the next step in exploring advanced battery technologies for future electric vehicles,” Jörg Burzer, Member of the Board of Management, Mercedes-Benz Group AG, Chief Technology Officer, Development & Procurement.

Since 2016, the partnership between the two companies has progressed from early hybrid-solid-state GEN 3 which has more than 10 years of commercial references across industries and joint development to potential future vehicle platform planning. Mercedes-Benz became one of ProLogium’s long-term global automotive partners and strategic investors, expanding the relationship beyond product validation. The collaboration has validated multiple lithium ceramic battery formats, including pouch and the first next generation prismatic cells, as well as ProLogium’s Bi-Polar technology.

Mercedes-Benz has a Director on the Board of Directors of ProLogium and is fully supportive of ProLogium’s development plans for its Dunkirk plant as well as ProLogium’s further plans to become publicly listed on the NASDAQ in 4Q2026.

ProLogium’s Taoke Gigafactory in Taiwan has completed GWh-scale manufacturing validation and supports C-sample production, Demo Car programs and future commercial production.

ProLogium’s planned Dunkirk Gigafactory, with a future capacity of up to 44 GWh, is expected to establish localized European manufacturing and supply-chain capacity, replicating the proven production model developed in Taiwan. Once the first phase of this factory is completed, ProLogium will be able to provide commercial cells to European customers at a scale large enough to support electric vehicle platforms on the continent.

About ProLogium

Founded in 2006, ProLogium Group is an energy innovation company focused on the research, development and manufacturing of next-generation lithium ceramic batteries. The Company holds more than 1,200 patents and patent applications worldwide, including granted patents and pending applications. In 2013, ProLogium successfully commercialized its solid-state battery technology, initially for use in smartphone charging accessories. Since 2013, the Company has delivered more than 2.4 million battery cells to partners and customers, including batteries used in in-vehicle audio systems, as well as approximately 10,000 automotive battery samples.

In 2025, ProLogium introduced its Superfluidized Inorganic Next-Generation Lithium Ceramic Battery, integrating the respective advantages of solid-state and liquid battery technologies to redefine next-generation batteries with both scalable manufacturability and cost competitiveness. In 2026, the technology was once again recognized with a Gold Edison Award.

ProLogium has also built more than 13 years of manufacturing expertise and was among the first to successfully commercialize a high-efficiency roll-to-roll ceramic separator coating process. Its Taoke Gigafactory announced that it was the first commercial next-generation lithium ceramic battery gigafactory with a publicly demonstrated mass-production line, demonstrating that next-generation lithium ceramic batteries are no longer confined to the laboratory, but can be manufactured at scale as a commercially viable solution.

ProLogium’s first GWh-scale gigafactory, the Taoke Gigafactory, is located in Taoyuan, Taiwan. In 2024, the Company established its first overseas R&D center in Paris-Saclay, France, providing customized technology support for the European market. Its second battery gigafactory, located in Dunkirk, France, held the groundbreaking ceremony for the first phase of construction in February 2026 and is now advancing through detailed design and construction. Upon completion of the first phase, the facility is designed to reach 4.0 GWh of annual designed production capacity, which is expected to be progressively achieved by 2030. The Dunkirk site has a maximum designed production capacity of up to 44.0 GWh and will work closely with ProLogium’s Paris-Saclay R&D center.

In May 2026, ProLogium entered into a definitive business combination agreement with Translational Development Acquisition Corp. (Nasdaq: TDAC) and has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission. Under the current transaction structure, subject to completion of the business combination, receipt of applicable approvals and satisfaction of listing conditions, ProLogium is expected to list on Nasdaq under the proposed ticker symbol PRLG. For ProLogium, access to the U.S. public capital markets represents more than a financing event; it is an important step in supporting the Company’s next phase of technology commercialization, global capacity expansion and industrial-scale development.

About Translational Development Acquisition Corp.

Translational Development Acquisition Corp. (“TDAC”) is a blank check company incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TDAC may pursue an acquisition opportunity in any business, industry, sector, or geographical location, and intends to focus on industries that complement its management team’s background and intends to capitalize on the ability of its management team to identify and acquire a business.

TDAC’s management team is led by Michael B. Hoffman, its chief executive officer and chairman of the board of directors, and Avanindra C. Das, chief financial officer. In addition, TDAC’s board includes E. Premkumar Reddy, Curtis T. Keith, Matthew A. Kestenbaum and Christopher Jarratt.

Important Information and Where to Find It

In connection with the business combination (the “Transaction”), ProLogium has filed a registration statement on Form F-4 with the SEC that includes a prospectus with respect to ProLogium’s securities to be issued in connection with the Transaction and a proxy statement with respect to the shareholder meeting of TDAC to vote on the Transaction. This communication, including the investment described herein, does not contain all the information that should be considered concerning the Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. Before making any voting or investment decision, shareholders of TDAC, investors and other interested persons are advised to read CAREFULLY IN their ENTIRETY, the preliminary proxy statement / prospectus (including any amendments thereto), as well as other documents filed with the SEC, because these documents will contain important information about ProLogium, TDAC and the Transaction. After the registration statement is declared effective, the definitive proxy statement / prospectus to be included in the registration statement will be mailed to shareholders of TDAC as of a record date to be established for voting on the Transaction. The preliminary and definitive proxy statement / prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov or by directing a request to: info@translational-development.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to ProLogium and TDAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the anticipated use of proceeds from the investment described herein, projections of market opportunity, number of customers or users and market share, the capability of ProLogium’s technology, ProLogium’s business plans including its plans to expand globally, the sources and uses of proceeds from the Transaction, the anticipated enterprise value of the combined company following the consummation of the Transaction, any benefits of ProLogium’s partnerships, strategies or plans as they relate to the Transaction, anticipated benefits of the Transaction and expectations related to the terms and timing of the Transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on ProLogium and TDAC’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond ProLogium and TDAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for ProLogium or TDAC to predict these events or how they may affect ProLogium or TDAC. In addition, there will be risks and uncertainties described in the proxy statement / prospectus relating to the Transaction, which is expected to be filed by ProLogium with the SEC and other documents filed by ProLogium or TDAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither ProLogium nor TDAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the occurrence of any event, change or other circumstances that could delay, impede or prevent the business combination or give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ProLogium or TDAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ProLogium and TDAC or of the parties to satisfy other conditions to closing; the level of redemptions by TDAC’s public shareholders; the ability to maintain the stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ProLogium or TDAC as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination; costs related to the business combination; changes in applicable laws or regulations; international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation; the ability of ProLogium to execute its business model, including market acceptance of its planned products and services; the combined company’s ability to raise capital; future financial performance of the combined company following the business combination; the possibility that TDAC or the combined company may be adversely affected by other economic, business, and/or competitive factors; risks associated with ProLogium’s efforts to commercialize its products; ProLogium’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing products on ProLogium’s business; intellectual property-related claims against ProLogium or the combined company; ProLogium’s dependence upon its key personnel and ability to attract and retain such personnel and additional qualified personnel; ProLogium’s ability to source the raw materials for its products; and other risks and uncertainties set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 filed by ProLogium with the SEC and those included under the heading “Risk Factors” in the final prospectus for TDAC’s initial public offering, filed pursuant to Rule 424b(4) on December 23, 2024, and its annual report on Form 10-K for year ended December 31, 2025 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither ProLogium nor TDAC presently knows or that ProLogium and TDAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ProLogium, TDAC, their respective directors, officers or employees or any other person that ProLogium and TDAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ProLogium and TDAC as of the date of this communication. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither ProLogium nor TDAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of ProLogium or TDAC as of any date subsequent to the date of this communication.

Participants in Solicitation

ProLogium and TDAC and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of TDAC and their ownership is set forth in TDAC’s filings with the SEC, including TDAC’s final prospectus for its initial public offering, filed pursuant to Rule 424b(4) on December 23, 2024, its Form 10-K for the year ended December 31, 2025 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TDAC’s shareholders in connection with the Transaction is set forth in the registration statement containing the preliminary proxy statement/prospectus filed by ProLogium with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: info@translational-development.com.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of ProLogium or TDAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.